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                              June 23, 2022

       Colin Bell
       Chief Executive Officer
       HSBC Bank plc
       8 Canada Square
       London E14 5HQ
       United Kingdom

                                                        Re: HSBC Bank Plc
                                                            Registration
Statement on Form 20-F
                                                            Filed May 27, 2022
                                                            File No. 000-56449

       Dear Mr. Bell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 20-F

       Item 3. Key Information
       D. Risk Factors, page 2

   1. We note your disclosure relating to various pending lawsuits on pages 64 through 67 and pages F-72 through
F-75. Please add a separately captioned risk factor to address material litigation risks you
face or advise.
       Item 4. Information on the company
       D. Property, plant and equipment, page 21

   2.                                                   Please provide
information called for by Item 4.D of Form 20-F as it relates to owned or leased properties,
including description of the size and uses of the property. If you do not
 Colin Bell
HSBC Bank plc
June 23, 2022
Page 2
         own or lease any properties, please advise.
Item 5. Operating and financial review and prospects
Operating results, page 26

3. Please briefly describe the actions you have taken to "streamline your cost base, optimize the usage of financial resources and enhance returns" as referenced in the first column on page 26.
Item 8. Financial Information
Anti-money laundering and sanctions-related matters, page 64

4. We note your disclosure in the second paragraph of this section related to UK Financial
         Conduct Authority imposing a fine on HSBC Bank plc. Please disclose the fine amount or advise.
General

5. Please briefly describe what you mean by the "UK bank levy" the first time you refer to it in the filing.
6. Please be advised that your registration statement will automatically become effective 60 days after the initial filing date. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Tonya Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameColin Bell                                   Sincerely,
Comapany NameHSBC Bank plc
                                                               Division of
Corporation Finance
June 23, 2022 Page 2                                           Office of
Finance
FirstName LastName